SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Meditrust Corporation
Meditrust Operating Company
(Name of Issuers)

Common Stock
(Title of Class of Securities)

801209206
801212101
(CUSIP Numbers)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/  /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 13,146,925, which constitutes approximately 9.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 142,144,702 shares outstanding. As of October 26, 2000, there were 142,144,702 shares of Meditrust Operating Company outstanding and 143,450,079 shares of Meditrust Corporation outstanding.

1.     Name of Reporting Person:

       The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 2,714,164 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 2,714,164 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,714,164

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        /   /

11.    Percent of Class Represented by Amount in Row (9): 1.9%

12.    Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its sole trustee, Perry R. Bass.

1.     Name of Reporting Person:

        TF Investors, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                5.     Sole Voting Power: 32,783 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 32,783 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        32,783

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: PN

----------
(1)     Power is exercised through its sole general partner, Trinity Capital Management, Inc.

1.     Name of Reporting Person:

        FW Trinity Limited Investors, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 419,398 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 419,398 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          419,398

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.3%

12.     Type of Reporting Person: PN

----------
(1)     Power is exercised through its sole general partner, TF-FW Investors, Inc.

1.     Name of Reporting Person:

         Sid R. Bass, Inc.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Texas

                5.     Sole Voting Power: 2,442,067 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 2,442,067 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,442,067

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 1.7%

12.     Type of Reporting Person: CO

----------------------------
(1)     Power is exercised through its President, Sid R. Bass.

1.     Name of Reporting Person:

         Lee M. Bass, Inc.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Texas

                5.     Sole Voting Power: 2,442,067 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 2,442,067 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,442,067

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 1.7%

12.     Type of Reporting Person: CO

----------------------------
(1)     Power is exercised through its President, Lee M. Bass.

1.     Name of Reporting Person:

        Peter Sterling

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Peter Sterling is a citizen of the United States of America.

                5.     Sole Voting Power: 337,600
Number of
Shares
Beneficially    6.     Shared Voting Power: 419,398 (1)
Owned By
Each
Reporting       7.     Sole Dispositive Power: 337,600
Person
With
                8.     Shared Dispositive Power: 419,398 (1)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         756,998 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  0.5%

12.     Type of Reporting Person: IN

---------------
(1)     Solely in his capacity as one of two stockholders of TF-FW Investors, Inc., which is the sole general partner of FW Trinity Limited Investors, L.P., with respect to 419,398 shares of the Stock.

1.     Name of Reporting Person:

        The Airlie Group L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                5.     Sole Voting Power: 269,633 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 269,633 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         269,633

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.2%

12.     Type of Reporting Person: PN

----------------------------
(1)     Power is exercised through its sole general partner, EBD L.P.

1.     Name of Reporting Person:

         William P. Hallman, Jr.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: William P. Hallman, Jr. is a citizen of the United States of America.

                5.     Sole Voting Power: 1,763,793(1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  419,398 (2)
Owned By
Each
Reporting       7.     Sole Dispositive Power:  1,763,793 (1)
Person
With
                8.     Shared Dispositive Power: 419,398 (2)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,183,191 (1)(2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 1.5%

12.     Type of Reporting Person: IN

----------------------------
(1)     Solely in his individual capacity with respect to 300,002 shares and in his capacity as the trustee of (a) Annie R. Bass Grandson's Trust for Sid R. Bass with respect to 527,188 shares and (b) Annie R. Bass Grandson's Trust for Lee M. Bass with respect to 527,188 shares. In addition, in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., with respect to 32,783 shares of the Stock. Also, in his capacity as the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, with respect to 269,633 shares of the Stock. Also, in his capacity as the trustee of the 1990 Sterling Trust with respect to 106,999 shares of the Stock.
(2)  Solely in his capacity as President and one of two stockholders of TF-FW Investors, Inc., sole general partner of FW Trinity Limited Investors, L.P., with respect to 419,398 shares of the Stock.

1.     Name of Reporting Person:

         Annie R. Bass Grandson's Trust for Sid R. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 527,188 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 527,188 (1)
Person
With
                 8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          527,188

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.4%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.

1.     Name of Reporting Person:

        Annie R. Bass Grandson's Trust for Lee M. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 527,188 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 527,188 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         527,188

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.4%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.

1.     Name of Reporting Person:

         Hyatt Anne Bass Successor Trust

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 1,013,918 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,013,918 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,013,918

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.7%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, Panther City Investment Company.

1.     Name of Reporting Person:

        Samantha Sims Bass Successor Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 1,013,918 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,013,918 (1)
Person
With
                 8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,013,918

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.7%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, Panther City Investment Company.

1.     Name of Reporting Person:

        Clive D. Bode

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Clive D. Bode is a citizen of the United States of America.

                5.     Sole Voting Power: 865,000
Number of
Shares
Beneficially    6.     Shared Voting Power   -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 865,000
Person
With
                8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         865,000

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  0.6%

12.     Type of Reporting Person: IN

---------------

1.     Name of Reporting Person:

        Sterling 1990 Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 106,999 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 106,999 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,999

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.

1.     Name of Reporting Person:

        Lee C. Hallman Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 30,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 30,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         30,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, W.R. Cotham.

1.     Name of Reporting Person:

        Mary S. Hallman Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 30,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 30,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         30,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, W.R. Cotham.

1.     Name of Reporting Person:

        William P. Hallman III Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 30,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 30,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         30,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, W.R. Cotham.

1.     Name of Reporting Person:

        Herbert T. Hughes

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Herbert T. Hughes is a citizen of the United States of America.

                5.     Sole Voting Power: 45,000
Number of
Shares
Beneficially    6.     Shared Voting Power   -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 45,000
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         45,000

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  less than 0.1%

12.     Type of Reporting Person: IN

---------------

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 10, 1999, as amended by Amendment No. 1 dated October 14, 1999, as amended by Amendment No. 2 dated December 3, 1999 (the "Schedule 13G"), relating to the paired Common Stock, $0.10 par value (the "Stock"), of Meditrust Corporation and Meditrust Operating Company (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 1(b). Address of Issuer's Principal Executive Offices.

     Item 1(b) is hereby amended and restated in its entirety as follows:

The principal executive offices of the Issuer are located at 909 Hidden Ridge, Suite 600, Irving, Texas 75038.

Item 2(a).     Names of Persons Filing.

     Item 2(a) is hereby amended and restated in its entirety as follows:

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of The Bass Management Trust, a revocable grantor trust established pursuant to the Texas Trust Act ("BMT"), TF Investors, L.P., a Delaware limited partnership ("TFI"), FW Trinity Limited Investors, L.P., a Texas limited partnership ("FWT"), Sid R. Bass, Inc., a Texas corporation ("SRB, Inc."), Lee M. Bass, Inc., a Texas corporation ("LMB, Inc."), Peter Sterling ("PS"), The Airlie Group, L.P., a Delaware limited partnership ("TAG"), William P. Hallman, Jr. ("WPH"), Annie R. Bass Grandson's Trust for Sid R. Bass, a Texas testamentary trust ("ARBS"), Annie R. Bass Grandson's Trust for Lee M. Bass, a Texas testamentary trust ("ARBL"), Hyatt Anne Bass Successor Trust, a Texas trust ("HBST"), Samantha Sims Bass Successor Trust, a Texas trust ("SBST"), Clive D. Bode ("CDB"), Sterling 1990 Trust, a Texas trust ("1990 ST"), Lee C. Hallman Trust, a Texas trust ("LCHT"), Mary S. Hallman Trust, a Texas trust ("MSHT"), William P. Hallman III Trust, a Texas trust ("WPHIIIT") and Herbert T. Hughes ("HTH") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Trinity Capital Management, Inc., a Delaware corporation ("TCM"), TF-FW Investors, Inc., a Texas corporation ("TF-FW"), Sid R. Bass ("SRB"), Lee M. Bass ("LMB"), EBD, L.P., a Delaware limited partnership ("EBD"), TMT-FW, Inc., a Texas corporation ("TMT-FW"), Dort A. Cameron, III ("DAC"), Panther City Investment Company, a Texas corporation ("PCIC"), Panther City Production Company, a Texas corporation ("PCPC") and W.R. Cotham ("WRC"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     Item 2(b) is hereby amended and restated in its entirety as follows:

The address of the principal business office or residence of each of the Reporting and Controlling Persons is as follows:

The principal business office for each of FWT, TF-FW, PS, TFI, TCM, EBD, TMT-FW, CDB, 1990 ST, LCHT, MSHT, WPHIIIT and HTH is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

The principal business office for each of SRB, Inc., LMB, Inc., BMT, ARBS, ARBL, SRB, LMB and PRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

The principal business office for WPH is 201 Main Street, Suite 2500, Fort Worth, Texas  76102.

The principal business office for each of HBST, SBST, PCIC, PCPC and WRC is 201 Main Street, Suite 2600, Fort Worth, Texas  76102.

The principal business office for TAG and DAC is 115 E. Putnam Ave., Greenwich, Connecticut 06830.

NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed.

Item 4.     Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

BMT

The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,714,164, which constitutes approximately 1.9% of the outstanding shares of the Stock.

TFI

The aggregate number of shares of the Stock that TFI owns beneficially, pursuant to Rule 13d-3 of the Act, is 32,783, which constitutes less than 0.1% of the outstanding shares of the Stock.

FWT

The aggregate number of shares of the Stock that FWT owns beneficially, pursuant to Rule 13d-3 of the Act, is 419,398, which constitutes approximately 0.3% of the outstanding shares of the Stock.

SRB, Inc.

The aggregate number of shares of the Stock that SRB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,442,067, which constitutes approximately 1.7% of the outstanding shares of the Stock.

LMB, Inc.

The aggregate number of shares of the Stock that LMB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,442,067, which constitutes approximately 1.7% of the outstanding shares of the Stock.

PS

Because of his position as one of two stockholders of TF-FW, sole general partner of FWT, and because of his individual ownership of 337,600 shares of the Stock, the aggregate number of shares of the Stock that PS owns beneficially, pursuant to Rule 13d-3 of the Act, is 756,998, which constitutes approximately 0.5% of the outstanding shares of the Stock.

TAG

The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 269,633, which constitutes approximately 0.2% of the outstanding shares of the Stock.

WPH

Because of his positions as (i) the trustee of each of ARBS and ARBL, (ii) President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, (iii) President and sole stockholder of TCM, which is the sole general partner of TFI, (iv) President and one of two stockholders of TF-FW, sole general partner of FWT, (v) the trustee of the 1990 ST, and because of his individual ownership of 300,002 shares of the Stock, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,183,191 shares of the Stock in the aggregate, which constitutes approximately 1.5% of the outstanding shares of the Stock.

ARBS

The aggregate number of shares of the Stock that ARBS owns beneficially, pursuant to Rule 13d-3 of the Act, is 527,188, which constitutes approximately 0.4% of the outstanding shares of the Stock.

ARBL

The aggregate number of shares of the Stock that ARBL owns beneficially, pursuant to Rule 13d-3 of the Act, is 527,188, which constitutes approximately 0.4% of the outstanding shares of the Stock.

HBST

The aggregate number of shares of the Stock that HBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,013,918, which constitutes approximately 0.7% of the outstanding shares of the Stock.

SBST

The aggregate number of shares of the Stock that SBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,013,918, which constitutes approximately 0.7% of the outstanding shares of the Stock.

CDB

In his individual capacity, the aggregate number of shares of the Stock that CDB owns beneficially, pursuant to Rule 13d-3 of the Act, is 865,000, which constitutes approximately 0.6% of the outstanding shares of the Stock.

1990 ST

The aggregate number of shares of the Stock that 1990 ST owns beneficially, pursuant to Rule 13d-3 of the Act, is 106,999, which constitutes less than 0.1% of the outstanding shares of the Stock.

LCHT

The aggregate number of shares of the Stock that LCHT owns beneficially, pursuant to Rule 13d-3 of the Act, is 30,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

MSHT

The aggregate number of shares of the Stock that MSHT owns beneficially, pursuant to Rule 13d-3 of the Act, is 30,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

WPHIIIT

The aggregate number of shares of the Stock that WPHIIIT owns beneficially, pursuant to Rule 13d-3 of the Act, is 30,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

HTH

In his individual capacity, the aggregate number of shares of the Stock that HTH owns beneficially, pursuant to Rule 13d-3 of the Act, is 45,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

Controlling Persons

PRB

Because of his positions as Trustee and a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,714,164 shares of the Stock, which constitutes approximately 1.9% of the outstanding shares of the Stock.

NLB

Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,714,164 shares of the Stock, which constitutes approximately 1.9% of the outstanding shares of the Stock.

TCM

Because of its position as the sole general partner of TFI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,783 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

TF-FW

Because of its position as the sole general partner of FWT, TF-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 419,398 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

SRB

Because of his position as President of SRB, Inc., SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,442,067 shares of the Stock, which constitutes approximately 1.7% of the outstanding shares of the Stock.

LMB

Because of his position as President of LMB, Inc., LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,442,067 shares of the Stock, which constitutes approximately 1.7% of the outstanding shares of the Stock.

EBD

Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 269,633 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

TMT-FW

Because of its position as one of two general partners of EBD, the sole general partner of TAG, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 269,633 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

DAC

Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 269,633 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

PCIC

Because of its position as the Trustee of HBST and SBST, PCIC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,027,836 of the Stock, which constitutes approximately 1.4% of the outstanding shares of the Stock.

PCPC

Because of its position as the sole shareholder of PCIC, the Trustee of HBST and SBST, PCPC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,027,836 shares of the Stock, which constitutes approximately 1.4% of the outstanding shares of the Stock.

WRC

Because of his position as Trustee of LCHT, MSHT and WPHIIIT, WRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 90,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

(c)

Reporting Persons

BMT

Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,714,164 shares of the Stock.

TFI

Acting through its sole general partner, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,783 shares of the Stock.

FWT

Acting through its sole general partner, FWT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 419,398 shares of the Stock.

SRB, Inc.

Acting through its President, SRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,442,067 shares of the Stock.

LMB, Inc.

Acting through its President, LMB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,442,067 shares of the Stock.

PS

PS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 337,600 shares of the Stock.  In addition, in his capacity as one of two stockholders of TF-FW, sole general partner of FWT, PS has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 419,398 shares of the Stock.

TAG

Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

WPH

Acting in his individual capacity and in his capacity as Trustee of each of ARBS, ARBL, and 1990 ST, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,461,377 shares of the Stock.  In addition, in his capacity as President and sole stockholder of TCM, which is the sole general partner of TFI, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,783 shares of the Stock.  Also, in his capacity as the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, WPH has shared power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock. In addition, in his capacity as the President and one of two stockholders of TF-FW, which is the sole general partner of FWT, WPH has shared power to vote or to direct the vote and to dispose or to direct the disposition of 419,398 shares of the Stock.

ARBS

Acting through its Trustee, ARBS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 527,188 shares of the Stock.

ARBL

Acting through its Trustee, ARBL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 527,188 shares of the Stock.

HBST

Acting through its Trustee, HBST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,013,918 shares of the Stock.

SBST

Acting through its Trustee, SBST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,013,918 shares of the Stock.

CDB

CDB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 865,000 shares of the Stock.

1990 ST

Acting through its Trustee, 1990 ST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 106,999 shares of the Stock.

LCHT

Acting through its Trustee, LCHT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 30,000 shares of the Stock.

MSHT

Acting through its Trustee, MSHT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 30,000 shares of the Stock.

WPHIIIT

Acting through its Trustee, WPHIIIT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 30,000 shares of the Stock.

HTH

HTH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 45,000 shares of the Stock.

Controlling Persons

PRB

In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,714,164 shares of the Stock.

NLB

NLB has no sole or shared power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

TCM

As the sole general partner of TFI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,783 shares of the Stock.

TF-FW

As the sole general partner of FWT, TF-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 419,398 shares of the Stock.

SRB

In his capacity as President of SRB, Inc., SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,442,067 shares of the Stock.

LMB

In his capacity as President of LMB, Inc., LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,442,067 shares of the Stock.

EBD

As the sole general partner of TAG, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

TMT-FW

As one of two general partners of EBD, which is the sole general partner of TAG, TMT-FW has shared power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

DAC

As one of two general partners of EBD, which is the sole general partner of TAG, DAC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

PCIC

As the Trustee of HBST and SBST, PCIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,027,836 shares of the Stock.

PCPC

As the sole shareholder of PCIC, the Trustee of HBST and SBST, PCPC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,027,836 shares of the Stock.

WRC

In his capacity as Trustee of LCHT, MSHT and WPHIIIT, WRC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 90,000 shares of the Stock.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:     February 14, 2001

TF INVESTORS, L.P.,
a Delaware limited partnership

By: TRINITY CAPITAL MANAGEMENT, INC.,
    a Delaware corporation,
    General Partner

By: /s/ W.R. Cotham
    W.R. Cotham, Vice President

FW TRINITY LIMITED INVESTORS, L.P.,
a Texas limited partnership

By: TF-FW Investors, Inc.,
     a Texas corporation,
     General Partner

By: /s/ W. R. Cotham
    W. R. Cotham, Vice President

By: /s/ W. R. Cotham
W. R. Cotham,
Attorney-in-Fact for:

  THE BASS MANAGEMENT TRUST(1)
  PETER STERLING(2)

By: /s/ W. R. Cotham
W. R. Cotham,
Vice President of:

   SID R. BASS, INC.
   LEE M. BASS, INC.

PANTHER CITY INVESTMENT COMPANY
in its capacity as Trustee for
HYATT ANNE BASS SUCCESSOR TRUST
SAMANTHA SIMS BASS SUCCESSOR TRUST

By: /s/ W.R. Cotham
W.R. Cotham, President

/s/ William P. Hallman, Jr.
William P. Hallman, Jr.,
Individually and as Trustee
of each of:

   ANNIE R. BASS GRANDSON'S
   TRUST FOR SID R. BASS

   ANNIE R. BASS GRANDSON'S
   TRUST FOR LEE M. BASS

   STERLING 1990 TRUST

THE AIRLIE GROUP L.P.,
a Delaware limited partnership

By:  EBD L.P.,
a Delaware limited partnership,
General Partner

By:  TMT-FW, INC., a Texas
corporation,
General Partner

By: /s/ W. R. Cotham
W. R. Cotham,
Vice President

/s/ Clive D. Bode
Clive D. Bode

/s/ W.R. Cotham.
W.R. Cotham,
As Trustee of each of:

LEE C. HALLMAN TRUST
MARY S. HALLMAN TRUST
WILLIAM P. HALLMAN III TRUST

/s/ Herbert T. Hughes
Herbert T. Hughes

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT                                     DESCRIPTION

99.1     Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.